UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Digital Angel Corporation

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
25383A200
(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.     ☐ Rule 13d-1(b)

b.     ☑ Rule 13d-1(c)

c.     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25383A200

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		677,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		677,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	677,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	25383A200

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		677,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		677,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	677,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

CUSIP No.	25383A200

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		677,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		677,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	677,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.3% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

          This Amendment No. 1 is being filed jointly by Iroquois Capital Management L.L.C., Joshua Silverman, and Richard Abbe (each, a “Reporting Person,” and collectively, the “Reporting Persons”) and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 10, 2010 (the “Schedule 13G”).
          Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.
Item 4. Ownership.
     (a) and (b):
As of the close of business on December 31, 2010, each of the Reporting Persons may be deemed to have beneficial ownership of 677,000 shares of Common Stock issuable upon exercise of a warrant held by Iroquois Master Fund Ltd. (the “Warrant”), and all such shares of Common Stock represent beneficial ownership of approximately 2.3% of the Common Stock, based on (1) 29,152,126 shares of Common Stock issued and outstanding on November 12, 2010, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2010 filed by the Issuer with the SEC on November 15, 2010, plus (2) 677,000 shares of Common Stock issuable upon exercise of the Warrant.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 677,000.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 677,000.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑ .
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: February 14, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman

Joshua Silverman

/s/ Richard Abbe

Richard Abbe